Filed by Owens Mortgage Investment Fund and Owens Realty Mortgage, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and, as applicable, deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company:  Owens Realty Mortgage, Inc.
Registration Statement File No. 333-184392

Owens Mortgage Investment Fund invites you to attend a meeting to discuss the conversion of OMIF to a REIT, and answer any questions you may have regarding the proposal.

On March 20, 2013 Through April 2, 2013

Owens Mortgage Investment Fund, 2221 Olympic Blvd, Walnut Creek, CA 94595

*For Current Account Holders * RSVP is a MUST, No Walk Ins*
Phone: 925-935-3840
This card must be presented at check in.

Only persons who have received a definitive proxy statement regarding the REIT conversion proposal may attend this meeting.

ADDITIONAL INFORMATION AND CAUTIONARY STATEMENT

We encourage you to read the proxy statement/prospectus mailed to you on or about February 14, 2013, including the “Risk Factors” section commencing on page 19. We also encourage you to read all other relevant documents filed or to be filed with the Securities and Exchange Commission (“SEC”) relating to the REIT conversion because they contain important information. You may obtain documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by calling our proxy solicitor, Georgeson Inc., at 1-866-821-0284. You may also read and copy any document filed with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

If you have additional questions or you need another proxy card, please call our office at 1-925-935-3840 immediately.